UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 20 October 2014

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____



MEDIA RELEASE

GOLD FIELDS Q3 2014 GUIDANCE UPDATE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.co.za

Johannesburg, 20 October 2014: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today published updated production guidance for the Group for the September 2014 quarter (Q3 2014).

Attributable gold equivalent production for the quarter is expected to be approximately 559,000 ounces at All-in Sustaining Costs (AISC) of US$1,074/oz and All-in Costs (AIC) of US$1,096/oz.

Gold Fields remains on track to achieve its production guidance for the full-year 2014, of approximately 2,200,000 ounces of gold equivalent production, as published on 13 February 2014.

Costs for the full year, however, is expected to be lower than the guidance published on 13 February 2014. AISC guidance for the full year is revised down to approximately US$1,090/oz (previously US$1,125/oz) and AIC guidance is revised down to approximately US$1,130/oz (previously US$1,150/oz).

Gold Fields will release its full results for Q3 2014 on Thursday, 20 November 2014.

Investor Enquiries

Willie Jacobsz
Mobile   +27 82 971 9238 (SA)
Mobile   +1 857 241 7127 (USA)
email   Willie.Jacobsz@
         goldfields.co.za

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
         goldfields.co.za

Enquiries

Investors
Willie Jacobsz
Mobile: +27 82 971 9238 (SA)
Mobile: +1 857 241 7127 (USA)
email: Willie.Jacobsz@goldfields.co.za

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email : Sven.Lunsche@goldfields.co.za

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Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa. In February 2013, Gold Fields unbundled its mature, underground KDC and Beatrix mines in South Africa into an independent and separately

listed company, Sibanye Gold. In October 2013, it expanded its presence in Western Australia by acquiring the Granny Smith, Lawlers and Darlot mines (known as the Yilgarn South Assets) from Barrick Gold.

Gold Fields has attributable annual gold production of approximately 2.02 million ounces, as well as attributable Mineral Reserves of around 49 million ounces and Mineral Resources of about 113 million ounces. Attributable copper Mineral Reserves total 708 million pounds and Mineral Resources 7,120 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 20 October 2014

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer